August 7, 2006

Mail Stop 4561

Mr. Robert Schaffhauser
Executive Vice President of Finance
Colony Resorts LVH Acquisitions, LLC
3000 Paradise Road
Las Vegas, NV 89109

       RE: **Colony Resorts LVH Acquisitions, LLC**
                     Form 10-K for the fiscal year ended December 31, 2005
                     Filed March 31, 2006
                     File No. 0-50635

Dear Mr. Schaffhauser:

       We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                                     Sincerely,

                                     Daniel L. Gordon
                                     Branch Chief